NEWS RELEASE
      EATON CORPORATION
      Eaton Center
      Cleveland, OH  44114-2584
      216/523-5000

      DATE      March 27, 1996

      CONTACT   Daniel J. Brubeck (216) 523-4726 - Media (Eaton)
                William E. Hartman (216) 523-4501 - Financial Community
                (Eaton)
                Scott Reinholt (219) 280-2085 (CAPCO)

      FOR RELEASE    Immediately


      EATON CORPORATION AND CAPCO AUTOMOTIVE PRODUCTS REACH AGREEMENT ON
      MERGER

      CLEVELAND, OH AND SOUTH BEND, IN.... Eaton Corporation (NYSE:ETN) and

      CAPCO Automotive Products Corporation (NYSE:CAB) announced today that they have entered into a definitive merger agreement under which Eaton will acquire CAPCO for $12.50 per share in cash.  The Board of

      Directors of CAPCO has unanimously approved the agreement.



      Eaton's pending tender offer is being amended to increase the offering price to $12.50 per share.  The amended offer will expire at midnight,

      New York city time, on Monday, April 15, 1996.



      Steven R. Hardis, Eaton chairman and chief executive officer, said,

      "Eaton and CAPCO present an excellent business fit from the standpoint of product lines, manufacturing capability, geographic coverage and developments in the worldwide motor vehicle industry.  Our companies have had a long history of working together successfully, and we have great respect for the quality of CAPCO's management team.



      "The addition of CAPCO will help Eaton to realize significant opportunities for expansion within Brazil, in the rest of the Mercosul trade area, and throughout the

     Page 2



      world.  Brazil is a market of strategic importance to Eaton, both as a production source to satisfy worldwide demand and as a growing market for our products.  Together, sales of Eaton and CAPCO in Brazil this year could reach well over $300 million.  Combined, our businesses would provide an extraordinary foundation for profitable growth in

      Brazil and Latin America."



      CAPCO's Chairman and Chief Executive Officer Edmir Bertolaccini said,

      "This transaction delivers fair value to our shareholders, provides our employees with excellent opportunities with a fine company and benefits our customers with a broader line of products."



      Consummation of the tender offer and the merger is subject to customary terms and conditions, including regulatory approvals.



      CAPCO manufactures medium duty truck transmissions at its facility near

      Sao Paulo, Brazil.  The company has about 2,300 employees and had sales of $176 million in 1995.



      Eaton Corporation is a global manufacturer of highly engineered products which serve vehicle, industrial, construction, commercial and aerospace markets.  Principal products include truck transmissions and axles, engine components, hydraulic products, electrical power distribution and control equipment, ion implanters and a wide variety of controls.  Headquartered in Cleveland, the company has 52,000 employees and 150 manufacturing sites in 23 countries around the world.

      Sales for 1995 were $6.8 billion.